Exhibit 99.1

CONSENT AND WAIVER

August 1, 2022

Reference is made to (i) the Securities Purchase Agreement, dated January 26, 2022 (the “Securities Purchase Agreement”), between Ucommune International Ltd (the “Company”) and JAK Opportunities LLC (the “Purchaser”), as the purchaser named therein, as amended on March 1, 2022, and (ii) the Debenture, dated January 26, 2022 (the “Debenture”), between the Company and the Purchaser, as the holder named thereof, as amended on March 1, 2022. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Securities Purchase Agreement.

WHEREAS, the Company desires to amend its Amended and Restated Memorandum and Articles of Association to state that each Class B Ordinary Share shall be entitled to 35 votes on all matters subject to vote at general and special meetings of the Company (the “Voting Ratio Amendment”);

WHEREAS, pursuant to Section 4.17 of the Securities Purchase Agreement, the Company shall not, without the prior written consent of holders of a majority in principal amount outstanding of the Debentures, undertake any action which alters or amends its amended and restated articles of association; and

WHEREAS, pursuant to Section 7(c) of the Debenture, as long as any portion of the Debenture remains outstanding, unless the holders of at least 50% in principal amount of the then outstanding Debentures shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries to, directly or indirectly, amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Purchaser;

NOW THEREFORE, the Purchaser hereby consents to, and waives all rights to which it may be entitled under the Transaction Documents in connection with, the Voting Ratio Amendment, including with respect to Section 4.17 of the Securities Purchase Agreement and Section 7(c) of the Debenture.

The Transaction Documents and this consent and waiver shall be read together and shall have the same effect as if the Transaction Documents and this consent and waiver were contained in one agreement. Except as expressly modified by this consent and waiver, the terms and obligations of the Transaction Documents remain unchanged and the Transaction Documents shall continue in full force and effect.

This consent and waiver shall be governed by, construed and enforced in accordance with, the laws of the State of New York, without regard to the conflict of laws principles thereof.

If you are in agreement with the foregoing, please have this consent and waiver executed by your authorized representative and return a copy to the undersigned.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Daqing Mao
Name:	Daqing Mao
Title:	Director

Confirmed and Agreed:

JAK Opportunities LLC

By:	/s/ Antonio Ruiz-Gimenez
Name:	Antonio Ruiz-Gimenez
Title:	Managing Member